

January 28, 2011

Linda Fischer, Chief Executive Officer
Sur Ventures, Inc.
500 Newport Center Drive, Suite 800
Newport Beach, CA 92660

> **Re: Sur Ventures, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2011**
> **File No. 333-171141**

Dear Ms. Fischer:

      We have reviewed the above-referenced filing and the related response letter dated January 11, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2011.

Cover Page

1.   We note from your disclosures on page 8 that the expenses of this offering are approximately $20,000 and if 100% of the shares are sold in the offering the net proceeds that you will receive is $220,000. Please revise the cover page to show the correct net proceeds that the company will receive if 100% of the shares are sold in this offering.

Dilution, page 9

2.   If 100% of the shares are sold at $0.12 per share, then the net tangible book value per share after this offering will be $0.033. Accordingly, it appears that the per share dilution and the percent dilution to new investors should be $0.87 and 72.5%, respectively. Please provide your calculations that support the per share dilution to new investors and percent dilution to new investors or revise accordingly.

Certain Relationships and Related Transactions

Related party transactions, page 18

3.   We refer to prior comment 14. With the next amendment of your filing, please file a written description of the oral compensation agreement with your president as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii) of Regulation S-K. For guidance, see Question 146.04 of Regulation S-K Compliance and Disclosure

Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-
3457 with any other questions. If you require further assistance, you may contact Barbara C.
Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (440) 848-6345
        Lan Nguyen
        Esquire Consulting, Inc.